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                 March 5, 2024

       Jayme Mendal
       Chief Executive Officer
       EverQuote, Inc.
       210 Broadway
       Cambridge, Massachusetts 02139

                                                        Re: EverQuote, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 27,
2024
                                                            File No. 333-277406

       Dear Jayme Mendal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
       3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jeffries Oliver-Li